FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* McGlynn, Denis	2. Issuer Name and Ticker or Trading Symbol Dover Downs Gaming & Entertainment, Inc. (DDE)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Executive Officer
(Last) (First) (Middle) 1131 N. DuPont Highway	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) Not required	4. Statement for Month/Day/Year 1/3/03
(Street) Dover, DE 19901		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Common Stock, $.10 par value								140	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Options granted 5/2/02 (7)	$11.95							(2)	5/1/10	Common Stock	20,000	$11.95	20,000	D
Class A Common Stock (7)	(1)							(1)	(1)	Common Stock	531,900	(1)	531,900	D
Class A Common Stock (7)	(1)							(1)	(1)	Common Stock	36,400	(1)	36,400	I	Wife
Options granted 8/5/96 (7)	$6.74							(3)	8/4/04	Common Stock	28,000	$6.74	28,000	D
Options granted 8/5/96 (7)	$6.74							(4)	8/4/04	Common Stock	16,470	$6.74	16,470	D
Options granted 1/4/99 (7)	$9.72							(5)	1/3/07	Common Stock	17,500	$9.72	17,500	D
Options granted 5/5/00 (7)	$8.98							(6)	5/4/10	Common Stock	24,500	$8.98	24,500	D
Options granted 1/3/03 (8)	$9.51	1/3/03		A		7,095		(8)	1/2/11	Common Stock	7,095	$9.51	7,095	D
Options granted 1/3/03 (9)	$9.51	1/3/03		A		17,905		(9)	1/2/11	Common Stock	17,905	$9.51	17,905	D

Explanation of Responses:

(1) Class A Common Stock is convertible into Common Stock at any time on a share for share basis at the option of the holder thereof.
(2) Eight-year options with exercisability phasing in. Beginning one year after date of grant, one-sixth becomes exercisable. An additional one-sixth becomes exercisable over the succeeding five year.
(3) Eight-year options with exercisability phasing in. Beginning one year after date of grant, one-fourth becomes exercisable. An additional one-fourth becomes exercisable over the succeeding three years.
(4) Eight-year options with exercisability phasing in one-half on January 1, 2001 and one-half on January 1, 2002.
(5) Eight-year options with exercisability phasing in as follows: 5,714 shares on fourth, fifth and sixth-year anniversaries of date of grant and 358 shares on seventh-year anniversary.
(6) Ten-year options with exercisability phasing in as follows: 5/5/05 - 5,800 shares; 5/5/07 - 6,187 shares; 5/5/08 - 6,187 shares; 5/5/09 - 6,187 shares; 1/1/10 - 139 shares.
(7) Previously reported.
(8) Eight-year options with exercisability phasing in as follows: 1/3/04 - 486 shares; 1/3/05 - 486 shares; 1/3/06 - 484 shares; 1/3/07 - 484 shares; 1/3/08 - 482 shares; 1/3/09 - 4,673 shares.
(9) Eight-year options with exercisability phasing in as follows: 1/3/04 - 3,680 shares; 1/3/05 - 3,680 shares; 1/3/06 - 3,682 shares; 1/3/07 - 3,682 shares; 1/3/08 - 3,181 shares.

By: /s/ Denis McGlynn **Signature of Reporting Person	1/7/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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